SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TechTeam Global, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

878311109
(CUSIP Number)

Antonio Carlos Barretto
Stefanini IT Solutions SA
Avenida Brigadeiro Faria Lima, 1355, 19th Floor
Sao Paulo, SP 001452-002
Brazil
Telephone:  011-55-11-3039-2065
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	878311109
1	NAME OF REPORTING PERSON: Stefanini International Holdings Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,900,671
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,900,671
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,900,671
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	878311109
1	NAME OF REPORTING PERSON: Platinum Merger Sub, Inc. IRS Identification No.: 27-3832860
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,900,671
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,900,671
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,900,671
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	878311109
1	NAME OF REPORTING PERSON: Marco Antonio Stefanini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,900,671
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,900,671
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,900,671
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	878311109
1	NAME OF REPORTING PERSON: Maria das Graças Vuolo Sajovic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,900,671
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,900,671
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,900,671
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2010, by Stefanini International Holdings Ltd, a company incorporated and registered in England and Wales (“Stefanini”), Platinum Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Stefanini (“Platinum”), Marco Antonio Stefanini (“Mr. Stefanini”) and Maria das Graças Vuolo Sajovic (“Ms. Sajovic”), as amended by Amendment No. 1 to Schedule 13D filed on December 8, 2010, with respect to the common stock, $0.01 par value per share (the “Common Stock”), of TechTeam Global, Inc., a Delaware corporation (“TechTeam”). As described in more detail below, Items 4, 5, and 6 have been amended by this Amendment No. 2 as a result of the merger of Platinum with and into TechTeam, on December 13, 2010. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

The Schedule 13D is amended and supplemented as follows:

Item 4.  PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end hereof:

The Offer expired at 12:00 midnight, New York City time, on December 10, 2010.  According to Computershare Trust Company, N.A., the depositary for the Offer, as of such time, a total of 9,997,058 shares of Common Stock were validly tendered and not withdrawn prior to the expiration of the offering period, representing approximately 89.41% of the outstanding Common Stock. Platinum has accepted for payment all shares of Common Stock that were validly tendered during the offering period, and payment for such shares has been or will be made promptly, in accordance with the terms of the Offer.  Platinum also acquired an additional 719,651 shares of Common Stock at a price of $8.35 per share pursuant to its “top-up” right provided for in the Merger Agreement, following which Platinum owned over 90 percent of the outstanding shares of Common Stock.

On December 13, 2010, Stefanini caused Platinum to effect a “short-form” merger (the “Merger”) under Delaware law with TechTeam. As a result of the Merger, the separate corporate existence of Platinum ceased and TechTeam continued as a wholly-owned subsidiary of Stefanini.

At the effective time of the Merger (the “Effective Time”):

(i) each share of Common Stock held in the treasury of TechTeam or owned by TechTeam or any direct or indirect wholly-owned subsidiary of TechTeam and each share of Common Stock owned by Stefanini, Platinum or any direct or indirect wholly owned subsidiary of Stefanini immediately prior to the Effective Time was canceled and retired without any conversion thereof, and no consideration was delivered in exchange thereof;

(ii) except as provided immediately above, each share Common Stock then issued and outstanding was converted into a right to receive (upon the proper surrender of the certificate representing such share) an amount in cash equal to the Offer Price; and

(iii) each share of common stock of Platinum then issued and outstanding was converted into one share of common stock of the surviving corporation of the Merger.

The Common Stock will cease to be traded on The Nasdaq Global Market (“Nasdaq”) as of open of market on December 14, 2010. Following the Effective Time, Nasdaq will file a Form 25 with the SEC to delist the Common Stock.

Item 5.  INTERESTS IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) As a result of the Merger, Platinum beneficially owns 11,900,671 shares of Common Stock, representing 100% of the issued and outstanding shares of Common Stock;

(c) Except for the transactions described in the Schedule 13D or this Amendment No. 2, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A attached to the Schedule 13D, has effected any transaction in shares of Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Items 4 and 5 of this Amendment No. 2 is herby incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 13, 2010

STEFANINI INTERNATIONAL HOLDINGS LTD

By:	/s/ Marco Antonio Stefanini
Marco Antonio Stefanini
Title: Chairman

PLATINUM MERGER SUB, INC.

By:	/s/ Antonio Barretto
Antonio Barretto
Title: Secretary

/s/ Marco Antonio Stefanini
Marco Antonio Stefanini

/s/ Maria das Graças Vuolo Sajovic
Maria das Graças Vuolo Sajovic